May 23, 2006
John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Financial Services
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	W Holding Company, Inc. Form 10-K filed March 16, 2005 File No. 001-16799
Dear Mr. Nolan:
This letter is submitted by W Holding Company, Inc. (the “Company”) in response to the additional comments in your letter dated April 24, 2006, to the Company’s responses by letter dated April 6, 2006.
The Company’s responses to your comments are provided below, with each paragraph identified to correspond to the numbered comment.
Comment #1 (follow up to our response to Comment #6.a of your November 23, 2005 letter)
The following events prompted us to request a legal opinion:
•	On December 13, 2005, First BanCorp’s (“Firstbank”, a Puerto Rico financial holding company) announced that it was restating its previously issued financial statements to correct, among other things, its accounting for mortgage-related transactions it had entered into with Doral Financial Corporation (“Doral”) and R&G Financial Corporation (“R&G”). Firstbank determined that the mortgage-related transactions were incorrectly accounted for as purchases. Firstbank obtained a legal opinion, and concluded that a substantial portion of the mortgage-related transactions with Doral and R&G did not qualify as true sales as a legal matter.

•	During the second week of December 2005, an FDIC Supervisory Examiner, requested the Company to provide pro-forma capital ratios computations for the Company and Westernbank assuming that the mortgage-related transactions with Doral were commercial loans to a mortgage originator (for regulatory capital requirement purposes, the risk weighting factor on the outstanding balance of such loans is 100% instead of 50%, as previously assigned). The pro-forma capital ratios were provided the same day the information was requested. The effect of the change in the risk weighting factor did not cause any of the Company or Westernbank’s regulatory capital ratios to fall below the “well-capitalized” or minimum capital requirements, as applicable.
On December 12, 2005, the FDIC Supervisory Examiner informed the Company by e-mail that the Doral loans did not pass the credit risk to the buyer (Westernbank) and, therefore, the mortgage-related transactions with Doral should not be considered as purchases by Westernbank. In addition, they informed the Company that the Doral and R&G loan purchases should be considered as loans to Doral and R&G for Call Report purposes and carry a 100% risk weight factor for regulatory capital calculations. On December 13, 2005, the FDIC Supervisory Examiner withdrew the e-mail and informed the Company that the FDIC had not reached a formal conclusion regarding this matter.

•	On December 15, 2005, Doral announced that as a result of an independent investigation, Doral’s Audit Committee decided to record the mortgage sale transactions with Firstbank as loans payable secured by mortgage loans. In addition, Doral announced that while it had not made a final determination of the accounting treatment of the mortgage sale transactions with other local financial institutions, it expected that the accounting treatment for these transactions will continue to qualify for sale treatment under SFAS 140, except for certain transactions involving the generally contemporaneous purchase and sale of mortgage loans from and to two other local financial institutions.
Due to the continued uncertainty, different interpretations reported in the press as other market participants revised their original recording of these transactions, and regulatory scrutiny of the mortgage-related transactions, the Company’s independent external auditors requested that the Company obtain an independent legal opinion regarding the legal isolation criterion required by SFAS 140 for sale accounting. The Company had previously concluded that these transactions qualified as purchases under SFAS 140. In December 2005, management and the Company’s Audit Committee, decided to obtain a legal opinion from an independent external legal counsel regarding the mortgage-related transactions with Doral.
For the specific factors that resulted in the noncompliance with respect to the isolation criterion of SFAS 140, see external legal counsel opinion included as Exhibit I. A copy of this legal opinion was previously provided to the SEC Staff in connection with a subpoena issued in the matter of In Re: Doral Financial Corporation through our legal counsel Hogan & Hartson.
Comment # 2
On April 24, 2006, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2005. Please refer to Note 25- “Restatement” to the consolidated financial statements included in Item 8 of Form 10-K. The Company determined that such mortgage-related transactions did not constitute purchases under SFAS 140 and should have been presented as originations of commercial loans secured by real estate mortgages. Since these transactions are now recorded as commercial loans secured by real estate mortgages, either at fixed or floating rates, the balance guarantee swap derivative associated with the floating rate transactions was reversed resulting in a decrease in loans receivable-net and other liabilities.
Comment # 3
Please refer to answer to Comment #2.
Comment # 4
Please refer to answer to Comment #2.
Comment # 5
Please refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on April 24, 2006.
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If you have any questions or would like further information concerning the Company’s responses to your comment letter, please call me at (787) 834-8000 ext. 2271.
Sincerely,
/s/ Ricardo Hernández
Chief Financial Officer

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